

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Kate DeVarney
President
Titan Pharmaceuticals, Inc.
400 Oyster Point Boulevard, Suite 505
South San Francisco, California 94080

   Re: Titan Pharmaceuticals, Inc.
     Registration Statement on Form S-1
     Filed October 19, 2020
     File No. 333-249550

Dear Ms. DeVarney:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Courtney Lindsay at (202) 551-7237 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences